UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

uBid.com Holdings, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

903468 10 6

(CUSIP Number)

Robert K. Ranum, Esq.

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN  55402

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903468 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas J. Petters

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,111,111 shares

	8.	Shared Voting Power 6,494,603 shares (includes 583,334 shares that may be acquired upon exercise of currently exercisable warrants)

	9.	Sole Dispositive Power 1,111,111 shares

	10.	Shared Dispositive Power 6,494,603 shares (includes 583,334 shares that may be acquired upon exercise of currently exercisable warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,605,714 shares (includes 583,334 shares that may be acquired upon exercise of currently exercisable warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 903468 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Petters Group Worldwide, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,189,047 shares (includes 277,778 shares that may be acquired upon exercise of a currently exercisable warrant)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,189,047 shares (includes 277,778 shares that may be acquired upon exercise of a currently exercisable warrant)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,189,047 shares (includes 277,778 shares that may be acquired upon exercise of a currently exercisable warrant)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 903468 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Petters Company, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 305,556 shares (represents 305,556 shares that may be acquired upon exercise of a currently exercisable warrant)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 305,556 shares (represents 305,556 shares that may be acquired upon exercise of a currently exercisable warrant)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 305,556 shares (represents 305,556 shares that may be acquired upon exercise of a currently exercisable warrant)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.5%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer
This Schedule 13D relates to Common Stock, $.001 par value, of uBid.com Holdings, Inc., formerly known as Cape Coastal Trading Corporation (the “Issuer”), 8550 West Bryn Mawr, Chicago, Illinois 60631.
Item 2.	Identity and Background

(a) – (c)               This statement is being filed by Thomas J. Petters, Petters Group Worldwide, LLC, a Delaware limited liability company (“PGW”) and Petters Company, Inc., a Minnesota corporation (“PCI”) (collectively, the “Reporting Persons”).  The principal business address of the Reporting Persons is 4400 Baker Road, Minnetonka, Minnesota 55343.  The principal business of PGW is the development and investment in companies that  manufacture, procure and market merchandising solutions for key growth markets.   The principal business of PCI is merchandise distribution.  The principal occupation of Mr. Petters is Chief Executive Officer of PGW and PCI; he is also the sole governor and owner of PGW and the sole director and owner of PCI.  Information is provided below with respect to other persons who are executive officers of PGW and PCI.

Mary L. Jeffries, Chief Operating Officer of PGW, 4400 Baker Road, Minnetonka, Minnesota 55343.

Patrick J. Engels, Chief Financial Officer of PGW,  4400 Baker Road, Minnetonka, Minnesota 55343.

Stuart R. Romenesko, Executive Vice President of PGW,  4400 Baker Road, Minnetonka, Minnesota 55343.

Thomas S. Hay, Vice President of PCI, 4400 Baker Road, Minnetonka, Minnesota 55343.

Deanna Munson, Vice President of Operations and Secretary of PCI, 4400 Baker Road, Minnetonka, Minnesota 55343.

(d) and (e)          To the knowledge of the Reporting Persons, neither the Reporting Persons nor any of the individuals listed above has, during the last five years, (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Each of the individuals referred to above is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the merger of uBid Acquisition Co., Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, with and into uBid, Inc., a Delaware corporation (“uBid”), on December 29, 2005 (the “Merger”), PGW acquired 5,800,159 shares of the Issuer’s Common Stock in exchange for 2,500 shares of uBid’s Series A Convertible Preferred Stock and Mr. Petters acquired 1,111,111 shares of the Issuer’s Common Stock in exchange for 478.92 shares of uBid’s Voting Common Stock.  In connection with the Merger, the Issuer conducted a private placement of units at $4.50 per unit (the “Offering”), with each unit consisting of one share of the Issuer’s Common Stock and a five-year warrant to purchase one-fourth of a share of the Issuer’s Common Stock at $5.85 per share.  Pursuant to the Offering and in consideration for payment of a promissory note in the principal amount of $5,000,000 in favor of PGW,  PGW acquired 1,111,111 units, consisting of 1,111,111 shares of the Issuer’s Common Stock and a five-year warrant to purchase 277,778 shares of the Issuer’s Common Stock at $5.85 per share.  Pursuant to the Offering and in consideration for payment of a promissory note in the principal amount of $5,500,000 in favor of PCI, PCI acquired 1,222,223 units, consisting of 1,222,223 shares of the Issuer’s Common Stock and a five-year warrant to purchase 305,556 shares of the Issuer’s Common Stock at $5.85 per share.

Three of the officers of PGW and PCI purchased units in the Offering at $4.50 per unit.  On December 29, 2005, Mr. Romenesko purchased 22,500 units, consisting  of 22,500 shares of the Issuer’s Common Stock and a five-year warrant to purchase 5,625 shares of the Issuer’s Common Stock at $5.85 per share and Ms. Munson purchased 210,565 units, consisting  of 210,565 shares of the Issuer’s Common Stock and a five-year warrant to purchase 52,640 shares of the Issuer’s Common Stock at $5.85 per share.  On February 3, 2006, Ms. Jeffries purchased 12,000 units, consisting  of 12,000 shares of the Issuer’s Common Stock and a five-year warrant to purchase 3,000 shares of the Issuer’s Common Stock at $5.85 per share.

Pursuant to the Merger, the Issuer agreed to redeem shares from certain stockholders if the maximum number of shares being offered were sold (the “Redemption”), which maximum was reached in a second closing of the Offering on February 3, 2006.  On February 6, 2006, the Issuer redeemed 1,000,001 shares from PGW at $4.50 per share and 1,222,223 shares from PCI at $4.50 per share pursuant to the Redemption.

Item 4.	Purpose of Transaction

The securities acquired by the Reporting Persons were acquired in connection with the Merger or the Offering (as described in Item 3 above) for investment purposes.  As major shareholders of the Issuer, the Reporting Persons may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D.   The Redemption was effected by the Issuer pursuant to the terms of the Merger.  The Reporting Persons and the three officers of PGW and PCI may make additional purchases of Common Stock either in the open market or in private transactions, including shares which may be acquired upon exercise of warrants, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to them, general economic conditions, money and stock market conditions and other future developments.  Depending on the same factors, the Reporting Persons and the may decide in the future to sell all or part of their investments in the Issuer’s Common Stock.

The securities acquired by Mr. Romenesko, Ms. Munson and Ms. Jeffries were purchased in connection with the Offering (as described in Item 3 above) for investment purposes.  Mr. Romenesko, Ms. Munson and Ms. Jeffries may make additional purchases of Common Stock either in the open market or in private transactions, including shares which may be acquired upon exercise of warrants, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to them, general economic conditions, money and stock market conditions and other future developments.  Depending on the same factors, such persons may decide in the future to sell all or part of their investments in the Issuer’s Common Stock.

Item 5.	Interest in Securities of the Issuer

PGW owns 6,189,047 shares of Common Stock of the Issuer, including 277,778 shares that may be acquired upon exercise of an exercisable warrant, which represents 30.0% of the outstanding shares of the Issuer’s Common Stock.  PCI owns 305,556 shares, consisting of 305,556 shares that may be acquired upon exercise of an exercisable warrant, which represents 1.5% of the outstanding shares of the Issuer’s Common Stock.  Mr. Petters beneficially owns an aggregate of 7,605,714 shares of Common Stock of the Issuer, consisting of 1,111,111 shares owned directly and 6,494,603 shares owned indirectly through PGW and PCI including 583,334 shares that may be acquired upon exercise of exercisable warrants as set forth above, which represents 36.4% of the Issuer’s Common Stock.  Mr. Petters has sole voting and dispositive power over all of the Common Stock and rights to acquire Common Stock currently owned by the Reporting Persons.  Other than the transactions set forth in Item 3 above, neither the Reporting Persons nor the other persons named in Item 2 engaged in any transaction during the past 60 days with respect to securities of the Issuer.

As of February 6, 2006, PCI ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock.

Mr. Romenesko beneficially owns 28,125 shares of Issuer’s Common Stock, including 5,625 shares that may be acquired upon exercise of an exercisable warrant as set forth above, which represents less than 1% of the Issuer’s Common Stock.   Ms. Munson beneficially owns 263,205 shares of Issuer’s Common Stock, including 52,640 shares that may be acquired upon exercise of an exercisable warrant as set forth above, which represents 1.3% of the Issuer’s Common Stock.  Ms. Jeffries beneficially owns 15,000 shares of Issuer’s Common Stock, including 3,000 shares that may be acquired upon exercise of an exercisable warrant as set forth above, which represents less than 1%

of the Issuer’s Common Stock. To the knowledge of the Reporting Persons, no other person named in Item 2 above beneficially owns any securities of the Issuer.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Offering, Mr. Peters, PGW and PCI entered into a lock-up agreement with the Issuer dated December 29, 2005, whereby, other than pursuant to the Redemption by the Issuer, they would not sell any securities of the Issuer until December 29, 2006; provided, however, that the lock-up agreement terminates earlier if the sale price of the Issuer’s stock is greater than $6.75 for 20 out of 30 trading days or the Issuer’s stock is listed on NYSE, AMEX or Nasdaq National Market.  Other than such lock-up agreement and the warrants described above, there are no agreements or relationships between or among the Reporting Persons, the other persons named in Item 2 and the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 Agreement by the persons filing this Schedule 13D to make a joint filing (incorporated by reference to Exhibit 1 to Schedule 13D filed by the Reporting Persons on January 9, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 15, 2006

/s/ Thomas J. Petters
Thomas J. Petters

Petters Group Worldwide, LLC

		By	/s/ Thomas J. Petters
Thomas J. Petters, Chief Executive Officer

Petters Company, Inc.

		By	/s/ Thomas J. Petters
Thomas J. Petters, Chief Executive Officer